Exhibit (c)(22)

 AvidXchange Board Discussion Materials

 TPG / Corpay Bid Proposal Summary  2025 AvidXchange: Proprietary & Confidential  2

Summary of TPG non-binding proposal submitted on 4/29

Transaction	• Acquisition of 100% of AvidXchange in all-cash transaction
Purchaser	• Purchasing entity controlled by TPG with new investment from Corpay and equity rollover intended from REDACTED and management
Purchase Price	• Purchase price per share: $10.00 • Enterprise value: $1.8bn

Sources & Uses

Sources	$mm	%	Uses	$mm	%
Debt Financing[a]	$440	18%	Purchase Equity Value	$2,223	93%
Sponsor Equity	$1,011	42%	Existing Debt	$72	3%
Corpay Equity	$642	27%	Financing & Other Fees	$32	1%
REDACTED	$74	3%	Minimum Cash & Other	$60	2%
Management Rollover	$219	9%			
Total Sources	**$2,387**	**100%**	**Total Uses**	**$2,387**	**100%**

"No Financing Contingencies"	• "Transaction will not be subject to any financing contingencies" • Submitted equity commitment letter and payment obligation limited guarantee agreement as part of bid package intending for Corpay and TPG to backstop only their own respective portion of the equity check instead of TPG backstopping the equity check and guarantee in full • TPG has not submitted updated debt term sheet, noting that they are continuing to negotiate with lenders
TPG & Corpay Partnership	• See the following page for details regarding the non-binding draft agreement of TPG and Corpay's partnership term sheet
Management Rollover	• 100% equity rollover from Mike Praeger • 40-50% rollover across the rest of the senior executive team, including Dan Drees, Joel Wilhite, Angelic Gibson, Todd Cunningham, and Ryan Stahl • TPG described rollover as customary for transactions of this nature and stated they will work with Management in good faith to roll over owned shares into common equity on a tax-deferred basis alongside TPG
Non-Management Rollover	• David Polk communicated to L&W on 4/29 that TPG is cognizant that having REDACTED sign definitive documents for rollover is unrealistic, and Davis Polk believes that TPG would just be looking for conversation with REDACTED to perhaps receive verbal confirmation of their intent to reinvest
Employees & Management Agreements	• Management continuing employment agreements will not be required to be completed in advance of signing, but TPG is requesting that that Mike waive his right to "good reason" termination prior to signing • Management incentive plan term sheet has been delivered to Management's counsel K&M
Merger Agreement	• Merger Agreement mark-up submitted on 4/27
Internal Review & Approvals	• TPG has received all approvals necessary to submit this Proposal and no other third-party approvals are expected to be required aside from customary regulatory and antitrust approvals
Regulatory Approvals	• Will work expeditiously to obtain any necessary HSR and MTL licenses as promptly as possible following signing • Based on preliminary analysis, TPG does not expect any antitrust issues REDACTED
Timing	• Diligence has been substantially completed and expect to be able to complete confirmatory due diligence and negotiate definitive documentation simultaneously and expeditiously towards signing by May 5th / 6th: • Working toward signing on Monday (5/5) or Tuesday (5/6)

(a) Assumes leverage ratio of 5.2x debt / LTM EBITDA

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 TPG and Corpay partnership non-binding term sheet submitted on 4/29  4  REDACTED  TPG & Corpay Holding Company Structure  TPG and Corpay will form and capitalize a holding company (the “Company”) with cash, and the Company will use the proceeds of such capitalization and debt financing proceeds to acquire AvidXchange  Following the closing of the acquisition, subject to TPG owning at least 51% of the equity and the equity held by management and other rollover shareholders, Corpay will hold approximately 33% of the equity  TPG and Corpay will hold the same class of security  Corpay’s Call Rights  During the 30-day period beginning on the 33-month anniversary of the closing (the “Call Period”), Corpay will have the right to call all (but not less than all) of the outstanding equity in the Company  The call price will be paid in cash at the closing of the call transaction and will be based on a price per unit equal to REDACTED  REDACTED  REDACTED  Board Composition  Board to consist of [x] directors where TPG will have the right to appoint a majority of the board  REDACTED  Reserved Matters  Certain transactions will require the prior written consent of Corpay including REDACTED  Prior to the expiration of the call period, the following actions will also require the prior written consent of Corpay: REDACTED  REDACTED  Distribution Policy  Prior to the expiration of the Call Period, the Board will have the authority to make quarterly distributions in an amount not to exceed REDACTED  Following the expiration of the Call Period, the Board may declare and pay distributions at any time and in any amounts so approved  Transfer of Securities  REDACTED  Preemptive Rights  TPG and Corpay will have customary preemptive rights on issuances of equity by the Company.  Other Minority Protective Provisions  Customary minority rights, including information and registration rights REDACTED  Governing Law  Delaware law, including customary waiver of corporate opportunity and fiduciary duties.  Expenses   The expenses incurred TPG and Corpay in connection with the transaction will be borne by the Company in accordance with the terms of the Joint Bidding Agreement entered into by the parties on or about the date hereof.

Status of Key Bid Package Items

Bid Package Request	Document	Date Submitted	Status Notes & Highlights
Best and Final Acquisition Proposal	• Acquisition Proposal	4/29	• TPG shared revised acquisition proposal on 4/29
	• Equity Commitment Letter	4/26	• TPG shared on 4/26
	• Limited Guarantee	4/26	• TPG shared on 4/26
	• Debt Commitment Lender	TBD	• TPG indicated that this was still under negotiations with lenders as of 4/29
Checklist and Timeline to Signing	• Document Checklist	4/29	• TPG shared signing documents checklist on 4/29
Updated Acquisition Sources and Uses and Pro Forma Equity Cap Table	• Sources and Uses Table	4/29	• Included in revised acquisition proposal submitted on 4/29
	• Pro Forma Equity Cap Table	TBD	• TPG has not shared the Pro Forma Equity Cap Table
Key Post-Transaction Governance Terms and Composition of the Company's Board of Directors	• Voting Agreement	4/27	• LW shared markup with DPW on 5/1
	• Support Agreements	4/27	• DPW shared with LW and management counsel on 4/27
	• Board Composition	4/29	• Based on the TPG and Corpay non-binding term sheet, TPG will have the right to appoint a majority of the board and REDACTED
Partnership Terms Between TPG and Corpay	• TPG & Corpay partnership term sheet	4/29	• TPG shared the latest partnership term sheet outlining the arrangement with Corpay on 4/29
Equity Rollover	• Management Rollover	4/27	• DPW shared the latest draft of the management equity rollover agreement with K&M on 4/27 (a)
	• Non-management Rollover	4/29	• LW noted after discussing with TPG's counsel that having REDACTED sign up to definitive documents prior to our signing of a deal was unrealistic and that they thought all TPG was looking for was a conversation with REDACTED to perhaps receive verbal confirmation of their intent to reinvest
Key Employees / Employment Agreements	• MIP Term Sheet	4/27	• DPW shared the latest draft of the MIP term sheet with K&M on 4/27 (a)
	• CEO "Good Reason" Waiver	TBD	• CEO "Good Reason" waiver draft in process (with DPW) (a)
Latest Drafts and Mark-Ups of all Transaction Documentation Required at Signing	• Merger Agreement	4/27	• LW sent markup to DPW on 4/30
	• Company Disclosure Schedule	4/28	• DPW sent comments to LW on 4/28; LW acknowledged that they are making progress on open comments
	• Parent Disclosure Schedule	TBD	• This is in DPW's court; LW included a note in the latest markup of the merger agreement asking if there will be anything here or if it will be N/A
	• Parent and Merger Sub Formation	TBD	• Parent and Merger Sub Formation draft in process (with DPW) (a)
	• Company Board Consent	TBD	• LW draft in process
	• Parent Board Consent	TBD	• Parent Board Consent draft in process (with DPW) (a)
	• Merger Sub Board Consent	TBD	• Merger Sub Board Consent draft in process (with DPW) (a)
	• Merger Sub Sole Stockholder Consent	TBD	• Merger Sub Sole Stockholder Consent draft in process (with DPW) (a)
	• Press Release	TBD	• Press release draft in process; advisors connected the company's communications team with TPG
	• Signing 8-K	TBD	• LW draft in process
	• Signing Day Notice	TBD	• LW will coordinate draft with company / TPG's money transmitter license counsel
Remaining Due-Diligence	• Acquisition Proposal	4/29	• TPG affirmed in their latest acquisition proposal that diligence has been substantially completed and expect to be able to complete confirmatory due diligence and negotiate definitive documentation simultaneously and expeditiously towards signing by May 5th / 6th

(a) Status as per the signing documents checklist shared by TPG on 4/29

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avidxchange

Summary of LW Discussion with TPG’s Counsel (DPW) – Held 4/28  Preferred Return  We said that we had heard that there was a possibility of a guaranteed return to TPG only and not other stockholders post-closing and that if that was the case, it would pose risks for the deal.  DPW indicated that this isn’t necessarily how they understood it, without providing more detail. They indicated that discussions remain ongoing and that they would take back the feedback. We asked them to provide more detail on the proposal ASAP.  REDACTED Agreements  We told them that we have not been in touch with Agreements signed up with them prior to signing.  on the transaction and would not be in a position to get Voting Agreements or Rollover  Regulatory  Money Transfer Approvals: We voiced our concern with them having money transfer approvals be a one-way condition for their benefit only (such that if they fail to use their efforts to obtain the approvals and then terminate as of the End Date, we would have no recourse in the form of a termination fee). They seemed open to resolving the concern, and we will propose some protective language (e.g., if they do not waive the condition by a certain date prior to the End Date they are deemed to have waived it).  •  Antitrust:  REDACTED  We asked that their antitrust counsel provide their analysis ASAP so we can have antitrust teams connect and align on risk and then possible recourse. We also explained the protections that we would want in the agreement, including having certain of their obligations reach their affiliates, which they seemed open to.  Equity Commitment Letter / Limited Guarantee  We let them know that we had understood that TPG was speaking for the whole equity check, especially based on what they put in the bid letter, and proposed that the ECL and Limited Guarantee come from TPG, with TPG signing a back-to-back side letter with Corpay for Corpay’s piece of it. We seem to be at odds on this point –  they indicated TPG being on the hook for the whole amount wasn’t the deal – but they said that they would take back the feedback.  6  REDACTED

 Appendix – TPG and Corpay Term Sheet  2025 AvidXchange: Proprietary & Confidential  7

 TPG and Corpay Term Sheet - Received on 4/29  REDACTED  8  REDACTED

 TPG and Corpay Term Sheet - Received on 4/29 (cont.)  8

 Appendix – TPG Signing Documents Checklist  10  2025 AvidXchange: Proprietary & Confidential

 Signing Checklist – Received 4/29  12  REDACTED  REDACTED

 Signing Checklist – Received 4/29 (cont.)  12

 Signing Checklist – Received 4/29 (cont.)  12

 Appendix – TPG and Corpay Partnership Term Sheet  14  2025 AvidXchange: Proprietary & Confidential

 TPG and Corpay Non-Binding Partnership Term Sheet - Received on 4/29  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  REDACTED  15

 TPG and Corpay Non-Binding Partnership Term Sheet - Received on 4/29 (cont.)  REDACTED  REDACTED  REDACTED  REDACTED  15